First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187


                                 April 27, 2021


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                       Re: FT 9327 (file no. 333-254326)


Ladies/Gentlemen:

      The undersigned, FT 9327 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on April 30, 2021 or as soon thereafter as possible.

                                       Very truly yours,

                                       FT 9327
                                       By:  First Trust Portfolios L.P.


                                       By: /s/ Elizabeth H. Bull
                                           _____________________________
                                           Elizabeth H. Bull
                                           Senior Vice President